April 20, 2006




BY EDGAR

Ms. Sheila Stout
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                             Henderson Global Funds
                    Investment Company Act File No. 811-10399

Dear Ms. Stout:

     This letter responds to the comments you gave to us via telephone on April 18, 2006 regarding the Form N-CSR filed on behalf of the Henderson Global Funds (the "Funds"). For convenience, the comments are repeated below, with the Funds' responses immediately following.

1. Comment: Revise the "Fees and Expenses Summary" of the Funds' Prospectus to identify any expenses recovered by the Adviser that had previously been reimbursed to the Funds.

     Response: The Prospectus will be revised accordingly in the next annual update.

2. Comment: In the "Portfolio of Investments," report the market value of the collateral for any Repurchase Agreements.

     Response: The section will be revised accordingly in the next report to shareholders.



                                    * * * * *

     We acknowledge the following: (1) that the Funds are responsible for the adequacy and accuracy of the disclosure in their filings; (2) SEC staff comments or changes to disclosure in response to SEC staff comments does not foreclose the SEC from taking any action with respect to the filing; and (3) the Funds may not assert SEC staff's review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Sheila Stout
April 20, 2006
Page 2


     We believe that this information responds to all of your comments. If you should require additional information, please call me at 312/915-9144.



                                Very truly yours,

                                /s/ Chris Yarbrough

                                Secretary